UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 7, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Arkansas Best Corporation

File No. 0-19969 - CF#24735

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Arkansas Best Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 24, 2010, as amended on July 7, 2010.

Based on representations by Arkansas Best Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.20	through November 24, 2011
Exhibit 10.21	through December 7, 2011
Exhibit 10.22	through December 9, 2012
Exhibit 10.24	through December 30, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Gupta Barros
Special Counsel